mr

pls 2/10

RECEIVED SEC MAIL PROCESSING SECTION FEB 02 2011 WASH. D.C. 211

11015058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downstate Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 Indian Rocks Road North
(No. and Street)

Belleair Bluffs	FL	33770
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Clark — 727-586-3541 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann, Raymondo & Co. P.A.
(Name – *if individual, state last, first, middle name*)

405 N. Reo St. Suite 200	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pls 2/10

OATH OR AFFIRMATION

I, James M. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downstate Securities Group, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M. LAMBERT
Commission # DD 943333
Expires November 30, 2013
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President

Title

Christine M. Lambert

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOWNSTATE SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

We have audited the accompanying statement of financial condition of Downstate Securities Group, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downstate Securities Group, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the Uniteds States of America.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
January 24, 2011

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS		
Cash and cash equivalents	$	108,328
Deposits with clearing organizations		100,000
Receivables from brokers, dealers and clearing organizations		27,409
Securities Owned		12
Related party receivables		10,709
Prepaid expenses		15,112
Property and equipment, net of accumulated depreciation		388,242
TOTAL ASSETS	$	649,812

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	3,891
Accrued expenses		9,301
Note payable to related party		100,000
Total Liabilities		113,192
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 750 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		15,595
Retained earnings		520,925
Total stockholder's equity		536,620
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	649,812

The accompanying notes are an integral part
of these financial statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commissions	$ 453,867
Interest rebate	77,436
Loss on investment accounts	(45)
TOTAL REVENUE	531,258
OPERATING EXPENSES	
Salaries and wages	258,765
Commissions	60,178
Clearance charges	102,716
Other operating expenses	154,233
Depreciation	20,702
TOTAL OPERATING EXPENSES	596,594
OPERATING LOSS	(65,336)
OTHER INCOME (EXPENSE)	
Interest income	1,244
Other income	9,243
Interest expense	(5,000)
NET OTHER INCOME	5,487
NET LOSS	$ (59,849)

The accompanying notes are an integral part of these financial statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	TOTAL
BALANCE, DECEMBER 31,2009	$ 100	$ 15,595	$ 580,774	$ 596,469
Net loss	-	-	(59,849)	$ (59,849)
BALANCE, DECEMBER 31, 2010	$ 100	$ 15,595	$ 520,925	$ 536,620

The accompanying notes are an integral part
of these financial statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (59,849)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	20,702
Loss on sale of investments	45
Decrease in receivables from brokers, dealers and clearing organizations	4,529
Increase in prepaid expenses	(155)
Increase in related party receivables	(1,534)
Increase in accounts payable	779
Increase in accrued expenses	457
Total adjustments	24,823
Net cash used by operating activities	(35,026)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(1,610)
Proceeds from the sale of securities	1,589
Net cash used by investing activities	(21)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Net cash provided by financing activities	-
NET DECREASE IN CASH	(35,047)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	143,375
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 108,328
SUPPLEMENTAL DISCLOSURE	
Cash paid for interest	$ 5,000

The accompanying notes are an integral part
of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a retail stock brokerage firm clearing through a correspondent member of the New York Stock Exchange on a fully disclosed basis. It is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located primarily in Pinellas County, Florida where its principal office is located. The Company is licensed in several other states without having an office in those states.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Securities Transactions

The clearing broker has custody of all customer accounts and settles transactions for the Company. The Company charges commissions for transactions and pays the clearing broker for processing the transactions. Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Use of Estimates

Certain estimates have been made by the Company's management as required by generally accepted accounting principles in the preparation of the accompanying financial statements. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense for the year ended December 31, 2010 was $4,396.

NOTE B - INCOME TAXES

The Company with the unanimous consent of its stockholders has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholders are taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is involved in transactions with two affiliated companies owned by stockholders. Additionally, one of the affiliates provides financial advisory services to clients of the Company. Amounts receivable for the two related companies for the year ended December 31, 2010 is $10,709.

The Company rents office space to a related party. Rental Income for the year ended December 31, 2010 was $6,000.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. The Company had net capital of $222,348 and a net capital requirement of $50,000 at December 31, 2010. The net capital rules may effectively restrict the payment of dividends to the Company's stockholders.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided on the straight line method based on the estimated useful lives of the assets of 5 to 39 years.

Property and equipment consisted of the following at December 31, 2010:

Land	$	40,000
Land improvements		35,370
Buildings		339,023
Office furniture and equipment		60,351
		474,744
Less accumulated depreciation		86,502
Total property and equipment	$	388,242

NOTE F- NOTE PAYABLE TO STOCKHOLDER

The Company has a note payable to a stockholder, collateralized by a mortgage on the Company's real property. The note bears interest at 5%, payable annually, and is due February 1, 2012.

NOTE G - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan (the "Plan") for all eligible employees at least 21 years of age. Employees may defer salary up to 90% of compensation. The Company makes required safe harbor matching contributions up to a maximum of 4% of compensation and may also make discretionary contributions up to a maximum of 3% of compensation. Company contributions to the Plan were $13,309 for the period ended December 31, 2010.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

We have audited the accompanying financial statements of Downstate Securities Group, Inc. (the "Company") for the year ended December 31, 2010. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Computation of Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission and the Reconciliation of Net Capital are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
January 24, 2011

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

DOWNSTATE SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net Capital

Stockholder's Equity	$	536,620
Deductions - Non allowable assets		
Related Party Receivables		(10,709)
Property and equipment		(288,242)
Prepaid expenses		(15,112)
Unsecured Debits		(197)
Haircuts		(12)
Total deductions		(314,272)
Net capital		222,348
Net capital requirement		50,000
Excess net capital	$	172,348

DOWNSTATE SECURITIES GROUP, INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO RULE 17a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital per respondents computation	$	222,348
Net adjustments		-
Net capital	$	222,348

DOWNSTATE SECURITIES GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital per Schedule 1	$ 222,348
Total aggregate indebtedness per Statement of Financial Condition	$ 13,192
Percentage of aggregate indebtedness per Statement of Financial Condition	6%

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

In planning and performing our audit of the financial statements of Downstate Securities Group, Inc. (the "Company") for the year ended December 31, 2010 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended for the use of management of Downstate Securities Group, Inc. and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
January 24, 2011

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Downstate Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Downstate Securities Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Downstate Securities Group, Inc.'s management is responsible for the Downstate Securities Group, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa Florida
January 24, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025958 FINRA DEC
DOWNSTATE SECURITIES GROUP INC 16*16
D/B/A DOWNSTATE DISCOUNT BRKRGE INC
259 INDIAN ROCKS RD N
BELLEAIR BLUFFS FL 33770-1729

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tina E Watson 727-586-3541

2. A. General Assessment (item 2e from page 2)		$ 828
B. Less payment made with SIPC-6 filed (exclude interest) 7/26/2010 Date Paid		(497)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		331
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 331
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 331	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Downstate Securities Group Inc.
(Name of Corporation, Partnership or other organization)

Tina E Watson
(Authorized Signature)

Dated the 24th day of January, 20 11.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 541,745
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	45
Total additions	45
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	69,331
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	102,717
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,850
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	6,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,000	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 30,974	
Enter the greater of line (i) or (ii)	30,974
Total deductions	210,872
2d. SIPC Net Operating Revenues	$ 330,918
2e. General Assessment @ .0025	$ 828
	(to page 1, line 2.A.)